SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ConAgra Foods, Inc.
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

205887102
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205887102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,388,351 Shares (including options to purchase 6,000,000 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,388,351 Shares (including options to purchase 6,000,000 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,388,351 Shares (including options to purchase 6,000,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 205887102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 18, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 9, 2016 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $5.00 per share, of ConAgra Foods, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person used a total of approximately $825.6 (including brokerage commissions) in the aggregate to acquire beneficial ownership of the 27,388,351 Shares (including options to purchase 6,000,000 Shares) reported herein as beneficially owned by the Reporting Person. Funds for the purchase of the Shares reported herein as beneficially owned by the Reporting Person were derived from investment funds in accounts managed by the Reporting Person. Such Shares are held by the investment funds managed by the Reporting Person in cash accounts and none of the funds used to purchase the Shares reported herein as beneficially owned by the Reporting Person were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 27, 2016, the Reporting Person entered into an agreement with the Issuer that amends and restates the Cooperation Agreement (the "Amended and Restated Cooperation Agreement"). The full text of the Amended and Restated Cooperation Agreement is included as Exhibit D to this Amendment No. 2 by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K filed with the SEC on May 31, 2016 (the "Form 8-K") and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 436,414,916 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2016, filed with the SEC on April 7, 2016.

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 27,388,351 Shares (including options to purchase 6,000,000 Shares), constituting approximately 6.3% of the Shares outstanding.

CUSIP No. 205887102	SCHEDULE 13D/A	Page 4 of 5 Pages

(b) The Reporting Person has sole voting and dispositive power over 27,388,351 Shares (including options to purchase 6,000,000 Shares), which power is exercised by the Principal.

(c) The Reporting Person did not effect any transaction in the Shares during the past sixty days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 27, 2016, the Issuer and the Reporting Person entered into the Amended and Restated Cooperation Agreement, the terms of which are described in Item 4 of this Amendment No. 2. A copy of such agreement is attached as Exhibit D to this Amendment No. 2 and is incorporated by reference herein.

JANA beneficially owns 6,000 call options with a strike price of $49 which expire on January 20, 2017.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D:	Amended and Restated Cooperation Agreement, dated May 27, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K).

CUSIP No. 205887102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2016

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel